UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

                                                                                             Commission File Number 0-17444

AKZO NOBEL N.V.

(Exact name of registrant as specified in its charter)

Strawinskylaan 2555, 1077 ZZ Amsterdam, The Netherlands, (00 31) 20 502 7555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

     Ordinary Shares of EUR 2 per share (“Ordinary Shares”) represented by American Depositary Shares ("ADSs"), each ADS representing the right to receive one (1) Ordinary Share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate

The duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.	Akzo Nobel N.V. ("Akzo Nobel") first incurred the duty to file reports under the Securities Exchange Act of 1934 (the "Exchange Act") in [•]. Akzo Nobel’s obligation to file reports under the Exchange Act was suspended in [•]. Akzo Nobel again incurred the duty to file reports under the Exchange Act in February 1989.

B.	During the 12-month period preceding the filing of this Form 15F, Akzo Nobel has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission (“SEC”) rules, including the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2006.

Item 2.	Recent United States Market Activity

Akzo Nobel last registered securities to be offered in the United States (other than in offerings limited to employees of Akzo Nobel and its subsidiaries) on or about April 21, 2007. These securities were sold by shareholders of Akzo Nobel from time to time thereafter.

Item 3.	Foreign Listing and Primary Trading Market

A.	The primary trading market for Akzo Nobel’s Ordinary Shares is Eurolist by EuronextTM of Euronext Amsterdam N.V. in The Netherlands (“Euronext Amsterdam”).

B.	Akzo Nobel’s Ordinary Shares were admitted to the predecessor of Euronext Amsterdam in 1923, and Akzo Nobel has since maintained its listing on Euronext Amsterdam or its predecessor, including at the time of filing this Form 15F and during the 12 months preceding the date hereof.

C.	During the 12-month period from September 1, 2006 through August 31, 2007, the average daily trading volume (“ADTV”) of Akzo Nobel’s Ordinary Shares in on-exchange transactions in the Netherlands represented 94.54% of the ADTV on a worldwide basis.

Item 4.	Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are September 1, 2006 and August 31, 2007, respectively.

B.	During the 12-month period from September 1, 2006 through August 31, 2007, the ADTV of Akzo Nobel’s Ordinary Shares, including those represented by ADSs, in the United States was 85,194 and on a worldwide basis was 2,618,808.

C.	During the 12-month period from September 1, 2006 through August 31, 2007, the ADTV of Akzo Nobel’s Ordinary Shares, including those represented by ADSs, in the United States was 3.25% of the ADTV of Akzo Nobel’s Ordinary Shares, including those represented by ADSs, on a worldwide basis.

D.	Akzo Nobel de-listed its Ordinary Shares and the ADSs from the NASDAQ on August 27, 2007. For the preceding 12-month period beginning on August 27, 2006 and ending on August 26, 2007, the ADTV of Akzo Nobel’s Ordinary Shares, including those represented by ADSs, in the United States was 3.13% of the ADTV of Akzo Nobel’s Ordinary Shares, including those represented by ADSs, on a worldwide basis.

E.	Akzo Nobel has not terminated a sponsored American depositary receipt facility within the 12 months preceding the date hereof.

F.	The sources of the trading volume information used for determining that Akzo Nobel meets the requirements of Rule 12h-6 under the Exchange Act were Bloomberg data screens. The Bloomberg data screens for trading in the United States includes data relating to both on-exchange and over-the-counter (OTC) trading in the United States. The Bloomberg data screens for trading outside of the United States do not include OTC trading. Accordingly, all United States ADTV figures include both NASDAQ and OTC trading, while Euronext Amsterdam and worldwide ADTV figures include only on-exchange trading.

Item 5.	Alternative Record Holder Information

Not applicable

Item 6.	Debt Securities

Not applicable

Item 7.	Notice Requirement

A.	On July 24, 2007, Akzo Nobel published the notice required by Rule 12h-6(h) under the Exchange Act announcing its intent to terminate its duty to file reports under the Exchange Act.

B.	Akzo Nobel published the notice referred to in Item 7.A by means of a press release distributed by Hugin Group AS and posted on Akzo Nobel’s website. Akzo Nobel contemporaneously filed a copy of the press release with the SEC under cover of Form 6-K.

Item 8.	Prior Form 15 Filers

Not applicable

PART II

Item 9.	Rule 12g3-2(b) Exemption

Akzo Nobel will publish the information required under Rule 12g3-2(b)(1)(iii) on its website (http://www.akzonobel.com).

PART III

Item 10.	Exhibits

Not applicable

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the 12-month period from September 1, 2006 through August 30, 2007; or

(2) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Akzo Nobel N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Akzo Nobel N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Akzo Nobel N.V.

(Registrant)

September 27, 2007

(Date)	Name: Rob Frohn
Title: CFO/Member of the Board of Management